13012351



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 52060 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY).

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OUTCOME CAPITAL, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11911 Freedom Drive, Suite 1010
(No. and Street)

| Reston | Virginia | 20190 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elaine Neveln (703)995-2177
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CliftonLarsonAllen, LLP
(Name – *if individual, state last, first middle name*)

| 9515 Deereco Road, Suite 500 | Timonium | Maryland | 21093 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report by covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 204.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in the form are not required to respond unless the form displays a currently valid OMB control number.**

DD 3/2/13

## OATH OR AFFIRMATION

I, JONATHAN R. WALLACE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OUTCOME CAPITAL, LLC, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

County of Fairfax
Commonwealth of Virginia

[signature]
Signature

Managing Director.
Title

The foregoing instrument was acknowledged before me this 21st day of February, 2013, by Jonathan R. Wallace.

[signature] My commission expires December 31, 2015.
Notary Public

ELAINE M. NEVELN COMMONWEALTH OF VIRGINIA REGISTRATION NO. 7114091 MY COMM. EXPIRES 12/31/2015 NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OUTCOME CAPITAL, LLC

2012 FINANCIAL PACKAGE

CliftonLarsonAllen

**OUTCOME CAPITAL, LLC**

**2012 FINANCIAL PACKAGE**

**OUTCOME CAPITAL, LLC**
**Reston, Virginia**

**FINANCIAL STATEMENTS AND**
**SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**
**December 31, 2012**

## TABLE OF CONTENTS

**Independent Auditor's Report**

To the Operating Committee of
Outcome Capital, LLC
Reston, Virginia

***Report on the Financial Statements***

We have audited the accompanying statement of financial condition of Outcome Capital, LLC (the Company) as of December 31, 2012, and the related statements of income, changes in members' capital, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

***Management's Responsibility for the Financial Statements***

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

***Auditors' Responsibility***

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Outcome Capital, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

***Report on Supplementary Information***

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Statement Pursuant to Paragraph (d)(4) of Rule 17a-5, the Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities Exchange Act of 1934 and the Statement Pertaining to Exemptive Provisions Under 15c3-3(k) required by Rule 17a-5 under the Securities Exchange Act of 1934 are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

Baltimore, Maryland
February 20, 2013

## FINANCIAL STATEMENTS

# OUTCOME CAPITAL, LLC
## STATEMENT OF FINANCIAL CONDITION
### December 31, 2012

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 94,688 |
| Prepaid expenses | | 32,680 |
| Accounts receivable | | 9,702 |
| Receivable from Affiliated company | | 15,600 |
| Deposits | | 30,006 |
| Property and equipment, net accumulated depreciation of $471 | | 24,950 |
| **TOTAL ASSETS** | $ | 207,626 |
| **LIABILITIES AND MEMBERS' CAPITAL** | | |
| Accounts payable, accrued expenses and other liabilities | $ | 71,801 |
| Members' capital | | 135,825 |
| **TOTAL LIABILITIES AND MEMBERS' CAPITAL** | $ | 207,626 |

The accompanying notes are an integral part of the financial statements.

**OUTCOME CAPITAL, LLC**
**STATEMENT OF INCOME**
**Year Ended December 31, 2012**

| | |
|---|---|
| **REVENUES** | |
| Investment banking | $ 929,801 |
| **EXPENSES** | |
| Employee compensation and benefits | 869,109 |
| Communication and data processing | 55,694 |
| Occupancy | 138,846 |
| Other | 253,655 |
| Total expenses | 1,317,304 |
| **NET LOSS** | $ (387,503) |

The accompanying notes are an integral part of the financial statements.

**OUTCOME CAPITAL, LLC**
**STATEMENT OF CHANGES IN MEMBERS' CAPITAL**
**Year Ended December 31, 2012**

| | |
|---|---|
| **BALANCE AT DECEMBER 31, 2011** | $ 745,906 |
| Net loss | (387,503) |
| Member distributions | (400,000) |
| Member contributions | 177,422 |
| **BALANCE AT DECEMBER 31, 2012** | $ 135,825 |

The accompanying notes are an integral part of the financial statements.

# OUTCOME CAPITAL, LLC
## STATEMENT OF CASH FLOWS
## Year Ended December 31, 2012

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net loss | $ (387,503) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Depreciation | 471 |
| Effects of changes in operating assets and liabilities: | |
| Prepaid expenses | (10,837) |
| Accounts receivable | 10,378 |
| Receivable from Affiliated company | 34,114 |
| Deposits | (30,006) |
| Accounts payable, accrued expenses and other liabilities | 25,651 |
| Net cash used in operating activities | (357,732) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | |
| Purchases of property and equipment | (25,421) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | |
| Member distributions | (400,000) |
| Member contributions | 177,422 |
| Net cash used in financing activities | (222,578) |
| **NET DECREASE IN CASH AND CASH EQUIVALENTS** | (605,731) |
| **CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR** | 700,419 |
| **CASH AND CASH EQUIVALENTS, END OF YEAR** | $ 94,688 |

The accompanying notes are an integral part of the financial statements.

## NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Outcome Capital, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). During 2012, the Company changed its name from WWC Securities, LLC. The Company is a Virginia limited liability corporation (LLC) that is owned 45.33% by WWC Capital Group, LLC (the Affiliated Company), 22.67% by William Braun Jones, III, 16% by Arnold E. Freedman, and 16% by Obed Ben-Johnson. The Company is engaged in a single line of business as a securities broker-dealer, which comprises the investment banking business.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company has claimed exemption from the provisions of Rule 15c3-3, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

### Use of Estimates in Preparing Financial Statements

Accounting principles generally accepted in the United States of America require management to make estimates and assumptions when preparing its financial statements. Actual results could differ from those estimates.

### Investment Banking Revenue

Investment banking revenues include fees earned from providing merger-and-acquisition and financial advisory services. Substantially all investment banking advisory fees are recorded when the services are provided and the income is reasonably determinable. A small portion of the fees are attributable to non-refundable retainer fees and are recorded on the date invoiced.

### Income Taxes

Income taxes are not reflected in the accompanying financial statements as the responsibility for income taxes are that of the members, not of the Company itself.

### Cash and Cash Equivalents

Cash equivalents include certain investments in highly liquid debt investments with original maturities of three months or less at the date of purchase.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### Accounts Receivable

Accounts receivable results from non-refundable retainer fees charged to the Company's customers for services rendered. Accounts are regularly assessed for collectability and allowances are established for doubtful accounts. There was no allowance at December 31, 2012.

### Fixed Assets and Depreciation

Office furniture, equipment, and leasehold improvements are recorded at cost less accumulated depreciation. The Company defines fixed assets as office furniture and equipment which individually cost more than $500 and have an estimated useful life in excess of three years. Depreciation is computed using the straight-line method generally over an estimated useful life of five years for office furniture and equipment and the lesser of the life of the lease or seven years for leasehold improvements. Depreciation expense for the year ended December 31, 2012 was $471.

### Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of carrying amount or the fair value less costs to sell.

## NOTE 3 – CONCENTRATION OF CREDIT RISK

The Company maintains its cash in one commercial bank in Reston, Virginia. All amounts held by the bank are fully insured by the Federal Deposit Insurance Corporation (FDIC).

## NOTE 4 – EMPLOYEE BENEFIT PLAN

The Affiliated Company has a profit-sharing retirement plan in which employees of the Company participate. The plan covers substantially all employees upon completion of three months of continuous service, as defined. The plan has been structured under Section 401(k) of the Internal Revenue Code. Employees may elect to make salary reduction contributions up to six percent of annual compensation, subject to certain annual limitations. The Company may provide discretionary matching contributions at a rate to be determined annually. For the year ended December 31, 2012, Company matching contributions totaled $5,495 and are included in employee compensation and benefits on the Statement of Income.

**NOTE 5 – NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $22,887, which was $17,887 in excess of its required net capital. The Company's net capital ratio was 3.14 to 1.

**NOTE 6 – FOCUS REPORT**

There are no material differences between these financial statements and the December 31, 2012 FOCUS report filed with the FINRA.

**NOTE 7 – RELATED PARTY TRANSACTIONS**

The Affiliated Company and the Company have a formal expense sharing agreement where the parties share employees, office space, equipment, systems and office support. The cost of expenses is calculated based on actual employee specific costs for those employees of the Company that perform services for the Affiliated Company, and a pro-rata portion of actual non-employee specific costs based on the portion of full-time equivalents performing services for the Affiliated Company. The Affiliated Company reimburses the Company for these expenses on a quarterly basis. Expenses reimbursed to the Company from the Affiliated Company under this expense sharing agreement totaled $77,490 for the year ended December 31, 2012, $15,600 of which was due to the Company from the Affiliated Company relating to fourth quarter 2012 expenses and was reimbursed in January 2013. Reimbursed expenses are recorded as a reduction to expenses in the financial statements.

The Affiliated Company leases certain office space under an operating lease. Total rental expense allocated by the Affiliated Company to the Company totaled $131,013 for the year ended December 31, 2012.

The transactions with the Affiliated Company described above and the effect thereof on the accompanying financial statements may not necessarily be indicative of the effect that might have resulted from dealing with nonaffiliated parties.

**NOTE 8 – COMMITMENTS AND CONTINGENCIES**

The Company leases office space for its Massachusetts office under an operating lease agreement that expires in August 2019. Rent expense of $7,832 was charged to operations for the year ended December 31, 2012.

During 2012, the Company entered into a leasing agreement for its Virginia office space, transferring responsibility of the lease from the Affiliated Company to the Company. The lease agreement is effective April 2013 and expires in June 2015.

**NOTE 8 – COMMITMENTS AND CONTINGENCIES** (CONTINUED)

Annual minimum payments under non-cancelable leases are as follows:

| | |
|---|---|
| 2013 | $ 189,658 |
| 2014 | 294,942 |
| 2015 | 199,157 |
| 2016 | 98,845 |
| 2017 | 101,358 |
| 2018 | 103,871 |
| 2019 | 70,364 |
| **Total** | $ 1,058,195 |

**NOTE 9 – SUBSEQUENT EVENTS**

Management evaluated subsequent events through February 20, 2013, the date the financial statements were available to be issued. Events or transactions occurring after December 31, 2012, but prior to February 20, 2013, that provided additional evidence about conditions that existed at December 31, 2012 have been recognized in the financial statements for the year ended December 31, 2012.

## SUPPLEMENTARY INFORMATION

**OUTCOME CAPITAL, LLC**
**STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5**
**December 31, 2012**

There are no material differences between the computation of net capital required pursuant to Rule 15c3-1 contained in the supplementary information to the financial statements and the corresponding computation prepared by, and included in, the Company's unaudited Part II Focus Report filing as of December 31, 2012.

**OUTCOME CAPITAL, LLC**
**COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS**
**UNDER RULE 15c3-1 OF THE SECUIRITIES EXCHANGE ACT OF 1934**
**December 31, 2012**

## COMPUTATION OF NET CAPITAL

| | | |
|---|---|---|
| 1. Total ownership equity from statement of financial condition | | $ 135,825 |
| 2. Deduct: Ownership not allowable for net capital | | - |
| 3. Total ownership equity qualified for net capital | | 135,825 |
| 4. Add: | | |
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | - |
| B. Other deductions or allowable credits | | - |
| 5. Total capital and allowable subordinated liabilities | | 135,825 |
| 6. Deductions and/or charges | | |
| A. Total nonallowable assets from Statement of Financial Condition | | |
| 1. Prepaid Expenses | $ 32,680 | |
| 2. Accounts receivable | 9,702 | |
| 3. Receivable from Affiliated company | 15,600 | |
| 4. Deposits | 30,006 | |
| 5. Property and equipment | 24,950 | |
| | | 112,938 |
| 7. Other additions and/or allowable credits | | - |
| 8. Net capital before haircuts on securities positions | | 22,887 |
| 9. Haircuts on securities: | | |
| A. Contractual securities commitments | | - |
| B. Subordinated securities borrowings | | - |
| C. Trading and investment securities: | | |
| 1. Exempted securities | - | |
| 2. Debt securities | - | |
| 3. Options | - | |
| 4. Other securities | - | |
| | | - |
| 10. Net capital | | $ 22,887 |

**OUTCOME CAPITAL, LLC**
**COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS**
**UNDER RULE 15c3-1 OF THE SECUIRITIES EXCHANGE ACT OF 1934**
**December 31, 2012**
(Continued)

## COMPUTATION OF NET CAPITAL

| | | |
|---|---|---|
| 11. Minimum net capital required (6 2/3% of line 19) | $ | 4,787 |
| 12. Minimum dollar net capital requirement of reporting broker | $ | 5,000 |
| 13. Net capital requirement (greater of line 11 or 12) | $ | 5,000 |
| 14. Excess net capital (line 10 less line 13) | $ | 17,887 |
| 15. Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital | $ | 15,707 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | |
|---|---|---|
| 16. Total aggregate indebtedness included in statement of financial condition | $ | 71,801 |
| 17. Additions | | - |
| 18. Deduct: Adjustment based on Special Reserve Bank Accounts (15c3-1(c)(1)(vii)) | | - |
| 19. Total aggregate indebtedness | $ | 71,801 |
| 20. Ratio of aggregate indebtedness to net capital (line 19 divided by line 10) | | 3.14 |

**OUTCOME CAPITAL, LLC**
**STATEMENT PERTAINING TO EXEMPTIVE**
**PROVISIONS UNDER 15c3-3(k)**
**December 31, 2012**

**Computation for Determination of Reserve Requirement Under Exhibit A of Rule 15c3-3**

Member exempt under 15c3-3(k)(2)(i).

**Information Relating to Possession and Control Requirements Under Rule 15c3-3**

Member exempt under 15c3-3(k)(2)(i).

OTHER INFORMATION

CliftonLarsonAllen

CliftonLarsonAllen LLP
www.cliftonlarsonallen.com

**Report of Independent Auditor's on Internal Accounting Control Under Rule 17a-5 of the Securities Exchange Act of 1934**

To the Operating Committee of
Outcome Capital, LLC
Reston, Virginia

In planning and performing our audit of the financial statements of Outcome Capital, LLC (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Operating Committee, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CliftonLarsonAllen LLP

Baltimore, Maryland
February 20, 2013

**OUTCOME CAPITAL, LLC**
**Reston, Virginia**

**AGREED-UPON PROCEDURES – SIPC-7**
**December 31, 2012**

CliftonLarsonAllen

CliftonLarsonAllen LLP
www.cliftonlarsonallen.com

**Independent Accountant's Report**

To the Operating Committee of
Outcome Capital, LLC
Reston, Virginia

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Outcome Capital, LLC (the Company), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC (collectively, the "specified parties"), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Outcome Capital, LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compare the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records, including bank statements, cash disbursement journals, and copies of checks, as follows:

   a. Payment on page 1, line 2B of Form SIPC-7, dated July 12, 2012 in the amount of $1,958 was compared to the general ledger detail report printed on January 23, 2013, the July 2012 bank statement, and the check copy.

      No differences were noted.

   b. Payment on page 1, line 2F of Form SIPC-7, dated January 23, 2013 in the amount of $367 compared to the general ledger detail report printed on January 23, 2013, the January 2013 bank statement, and the check copy.

      No differences were noted.

2. Compare the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012.

   No differences were noted.

3. Compare any adjustments reported in Form SIPC-7 with the supporting schedules and working papers, including the general ledger detail.

    No adjustments were noted.

4. Prove the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including the general ledger detail.

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment on page 2, line 2e of the attached Form SIPC-7 amounting to $929,801 and $2,325, respectively.

    No differences were noted.

5. Compare any amount of overpayment applied, if any, to the current assessment with the Form SIPC-7T, on which it was originally computed.

    None found.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CliftonLarsonAllen LLP

Baltimore, Maryland
February 20, 2013

SIPC-7

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

For the fiscal year ended **12/31/2012**
(Read carefully the Instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052060 FINRA DEC
OUTCOME CAPITAL LLC 14*14
11911 FREEDOM DR STE 1010
RESTON VA 20190-5629

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 2,325

B. Less payment made with SIPC-6 filed (**exclude interest**) ( 1,958 )

7/12/12
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 367

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 367

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 367

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

OUTCOME CAPITAL, LLC
(Name of Corporation, Partnership or other organization)

Michael J. Cromwell
(Authorized Signature)

Dated the 23RD day of JANUARY, 20 13.

MANAGING DIRECTOR
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 929,801 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | |
| 2d. SIPC Net Operating Revenues | $ 929,801 |
| 2e. General Assessment @ .0025 | $ 2,325 (to page 1, line 2.A.) |